CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.
No. 34 Industrial Park Southern District, Jiugong Town, Daxing District, Beijing, People’s Republic of China 100076

July 9, 2013

VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop: 3561
Washington, D.C. 20549
Attention: Rufus Decker, Accounting Branch Chief

Re:	China Advanced Construction Materials Group, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2012
Filed September 26, 2012
Form 10-Q for the Quarter Ended March 31, 2013
Filed May 15, 2013
File No. 001-34515

Dear Mr. Decker:

China Advanced Construction Materials, Inc., a Delaware corporation (the “Company” or “we”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission dated June 27, 2013 (the “Comment Letter”) to the Company, with respect to the Company’s subject filings. As our new counsel Elizabeth Chen from Pryor Cashman LLP discussed with one of the Staff Mr. Jeffery Gordon over the phone call yesterday afternoon, we hereby submit this written extension request. We expect to respond to the Comment Letter by Friday, July 26, 2013.

Please feel free to contact me or Elizabeth Chen, Esq. at 212-326-0199 or via fax at 212-798-6366, in case you have any further comments or questions in this regard.

Sincerely,

/s/ Weili He

Weili He
Interim Chief Financial Officer